                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F _____
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes _____ No   X
                  -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated April 11, 2002, announcement regarding result of extraordinary general meeting.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   /s/  Scottish Power plc
                                                   -----------------------------
                                                   (Registrant)

Date April 12, 2002                            By: /s/ Alan McCulloch
     --------------------                          -----------------------------
                                                   Alan McCulloch
                                                   Assistant Company Secretary
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                                    [LOGO]
                                Scottish Power


FOR IMMEDIATE RELEASE
---------------------

                         Contacts:  Andrew Jamieson
                                    ScottishPower
                                    + 44 (0) 141 636 4527
                                    - or -
                                    Bob Hess
                                    ScottishPower (Portland, Oregon)
                                    +1 503 813 7234
                                    - or -
                                    Brian Rafferty
                                    Taylor Rafferty
                                    + 1 212 889 4350

RESULT OF SCOTTISH POWER PLC EXTRAORDINARY GENERAL MEETING
----------------------------------------------------------

GLASGOW - April 11, 2002 - On 8 March 2002, ScottishPower (NYSE: SPI), announced that it had entered into a conditional agreement to sell Southern Water to First Aqua Limited. Further details of the proposed sale were set out in a circular to shareholders dated 22 March 2002.

ScottishPower announces that, at its extraordinary general meeting held today at 11:00 a.m., a resolution approving the sale of Southern Water was passed as an ordinary resolution. The result of the poll on the resolution is shown below.

For:                                       Against:
819,266,294 shares                         5,275,420 shares
99.36% (of the shares voted)               0.64% (of the shares voted)

This approval satisfies one of the conditions to the sale agreement referred to above. ScottishPower continues to expect that completion of the sale will take place before the end of this month.

ScottishPower's ADR, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.

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